Exhibit 4.01(e)



                  RESOLVED, that 3,000,000 additional shares of this Company's common stock be offered for sale pursuant to the SCANA Corporation Investor Plus Plan (the "SIPP"), such sales to be effected by the Chief Executive Officer in his discretion; and further

                  RESOLVED, that the proper officers of this Company be, and they hereby are, authorized, empowered and directed, acting upon the advice of counsel, to prepare, execute and file a Registration Statement on Form S-3 with the SEC covering the additional 3,000,000 shares of the common stock of the Company to be offered and sold pursuant to the SIPP, and to prepare and file any and all amendments to such Registration Statement as they, with the advice of counsel, may deem necessary or appropriate; and further




         June 15, 1999